

December 23, 2013

Via E-mail
Matthew S. Stadler
Executive Vice President & Chief Financial Officer
Cohen & Steers, Inc.
280 Park Avenue
New York, NY 10071

> **Re:** **Cohen & Steers, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 15, 2013**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2013**
> **Filed November 8, 2013**
> **File No. 001-32236**

Dear Mr. Stadler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Note 9 – Stock-based Compensation, page F-24

1. Please review the disclosure requirements for stock-based compensation found at ASC 718-10-50 and provide the following disclosures in future annual filings:

   - For your vested, restricted stock units – please revise future filings to indicate the exercise price where applicable (i.e. delivered stock units) pursuant to ASC 718-10-50-2c;
   - Please revise future filings to include the total intrinsic value of options exercised during the year pursuant to ASC 718-10-50-2d2;

- Please disclose the weighted-average remaining contractual term of options currently exercisable pursuant to ASC 718-10-50-2e; and
- Please revise future filings to include the method used to estimate the fair value of all of your options, as well as, the significant assumptions used to determine fair value pursuant to ASC 718-10-50-2b & f.

Note 13. Commitments and Contingencies, page F-28

2. We note your disclosure here that "From time to time, the Company is involved in legal matters relating to claims arising in the ordinary course of business. There are currently no such matters pending that the Company believes could have a material adverse effect on its business or financial condition." Please revise your future filings to more specifically assert whether these matters could have a material adverse effect on your results of operations, cash flows, or financial position.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Note 2. Basis of Presentation and Significant Accounting Policies, page 7

Recently Issued Accounting Pronouncements, page 9

3. Please revise your future filings to address the expected impact of your adoption of ASU 2013-08 which was issued in June 2013, and provide us with a copy of your proposed disclosure in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Matthew S. Stadler
Cohen & Steers, Inc.
December 23, 2013
Page 3

You may contact Jim Dunn at (202) 551-3724 or Kevin W. Vaughn at (202) 551-3494 if you have questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief